                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)*

                                ADMINISTAFF, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00 7094105
                                   ----------
                                 (CUSIP Number)

                             LOUISE M. PARENT, ESQ.
                            AMERICAN EXPRESS COMPANY
                             AMERICAN EXPRESS TOWER
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5789


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 10, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  -


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.
         I.R.S. IDENTIFICATION NO.  13-3133497

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         N/A                                                             (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A                                                             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         STATE OF NEW YORK

 NUMBER OF    7  SOLE VOTING POWER
  SHARES
BENEFICIALLY     2,758,641
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING       0
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER

                 2,758,641

             10  SHARED DISPOSITIVE POWER

                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,758,641

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%

14       TYPE OF REPORTING PERSON

         CO

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

         The aggregate amount of funds used to purchase the Purchased Stock and the Warrants was $17,733,150. American Express and TRS used funds obtained from the working capital of TRS to make the purchase.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

         On March 9, 1998, TRS and the issuer entered into a Letter Agreement concerning certain matters addressed in the Purchase Agreement. A copy of the Letter Agreement is filed as an exhibit hereto and the discussion of the Letter Agreement is qualified in its entirety by the complete text of the exhibit.

         On March 10, 1998, TRS consummated the acquisition of the beneficial ownership of the Purchased Stock and the Warrants, pursuant to the Purchase Agreement.

         In connection with the consummation of the purchase and sale of the Purchased Stock and Warrants, the Issuer, TRS and certain other parties entered into a Warrant Agreement, a Registration Rights Agreement and a Marketing Agreement. Copies of each of these agreements are filed as exhibits hereto and the discussion of each of these agreements is qualified in its entirety by the complete text of such exhibits.

         Pursuant to the Purchase Agreement, TRS has designated Anne M. Busquet, President of American Express Relationship Services, a division of TRS to be the Purchaser Nominee to the Board of Directors of the Issuer. On March 10, 1998, the Issuer, elected Anne M. Busquet to be a member of Class II of its Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

         (a) As a result of the consummation of the transactions contemplated by the Purchase Agreement, TRS may be deemed to be the beneficial owner of approximately 2,758,641 shares of Common Stock, which constitute approximately 16.6% of the 16,631,449 shares of Common Stock reported as outstanding by the Issuer as of

                  January 20, 1998, as disclosed in the Issuer's representations set forth in the Purchase Agreement(adjusted to include the Purchased Stock issued to TRS pursuant to the Purchase Agreement and the shares of Common Stock for which the Warrants may be issued).

         (b) As a result of the consummation of the transactions contemplated by the Purchase Agreement, TRS has the sole voting and dispositive power with respect to all of the Purchased Stock issued to it in accordance with the Purchase Agreement and upon exercise of the Warrants will have the sole voting and dispositive power with respect to all shares of Common Stock for which the Warrants may be exercised.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

         On March 10, 1998, in connection with the transactions contemplated by the Purchase Agreement, TRS and the Issuer executed the Registration Rights Agreement pursuant to which TRS received demand and piggyback registration rights with respect to the Purchased Stock, the Common Stock for which the Warrants may be exercised and Common Stock issued to or purchased by TRS under certain other circumstances.

         On March 10, 1998, in connection with the transactions contemplated by the Purchase Agreement, TRS and the Issuer entered into the Warrant Agreement which restricts the transfer of the Warrants except in connection with the exercise thereof and the exercise of the right to put the Warrants to the Issuer in the event of a change of control of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

      Exhibit     Description
      -------     -----------
         1        Letter Agreement between TRS and Administaff, dated as
                  of March 9, 1998.

         2        Marketing Agreement among the Issuer, TRS, Administaff
                  Companies, Inc. and Administaff of Texas, Inc. dated as of March 10, 1998.

         3 Registration Rights Agreement between the Issuer and TRS, dated as of March 10, 1998.

         4 Warrant Agreement between the Issuer and TRS, dated as of March 10, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN EXPRESS TRAVEL RELATED SERVICES
                                    COMPANY, INC.


                                    By: /s/ Stephen P. Norman
                                       -------------------------------------
                                       Name:   Stephen P. Norman
                                       Title:  Secretary









Date: March 18, 1998

                                   APPENDIX A

                            AMERICAN EXPRESS COMPANY

                         LIST OF DIRECTORS AND OFFICERS

                 The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.


                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Daniel F. Akerson                      Director                               Chairman and Chief
                                                                              Executive Officer
                                                                              Nextel Communications Inc.
                                                                              1505 Farm Credit Drive
                                                                              McLean, Virginia 22102

Steven W. Alesio                       President, Consumer Travel,
                                       Small Business Services and
                                       Government Card, TRS

Anne L. Armstrong                      Director                               Chairman of the Board of
                                                                              Trustees
                                                                              Center for Strategic and
                                                                              International Studies
                                                                              P.O. Box 1358
                                                                              Kingsville, Texas 78364

Edwin L. Artzt                         Director                               Chairman of the Executive
                                                                              Committee
                                                                              The Proctor & Gamble
                                                                              Company
                                                                              One Proctor & Gamble Plaza
                                                                              Cincinnati, Ohio 45202-3315

William G. Bowen                       Director                               President
                                                                              The Andrew W. Mellon
                                                                              Foundation
                                                                              140 East 62nd Street
                                                                              New York, New York 10021

Anne M. Busquet                        President, American Express
                                       Relationship Services, TRS

Kenneth I. Chenault                    President, Chief Operating
                                       Officer and Director

Charles W. Duncan, Jr.                 Director                               Chairman
                                                                              Duncan Interests
                                                                              600 Travis
                                                                              Suite 6100
                                                                              Houston, Texas 77002-3007

Ursula F. Fairbairn                    Executive Vice President

George L. Farr                         Vice Chairman

Edward P. Gilligan                     President, Corporate Services, TRS

Richard K. Goeltz                      Vice Chairman and Chief
                                       Financial Officer

Harvey Golub                           Chairman, Chief Executive Officer
                                       and Director

                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Beverly Sills Greenough                Director                               Chairman
                                                                              Lincoln Center for the
                                                                              Performing Arts
                                                                              165 West 65th Street
                                                                              9th Floor
                                                                              New York, New York 10023

John D. Hayes                          Executive Vice President

David C. House                         President, Establishment
                                       Services Worldwide, TRS

David R. Hubers                        President and Chief                    American Express Financial
                                       Executive Officer, American            Corporation
                                       Express Financial Corporation          IDS Tower 10
                                                                              Minneapolis, Minnesota
                                                                              55440

F. Ross Johnson                        Director                               Chairman and Chief
                                                                              Executive Officer
                                                                              RJM Group
                                                                              200 Galleria Parkway, N.W.
                                                                              Suite 970
                                                                              Atlanta, Georgia 30339

Vernon E. Jordan, Jr.                  Director                               Senior Partner
                                                                              Akin, Gump, Strauss, Hauer
                                                                              & Feld, L.L.P.
                                                                              1333 New Hampshire
                                                                              Avenue, N.W.
                                                                              Suite 400
                                                                              Washington, D.C. 20036

Jan Leschly                            Director                               Chief Executive
                                                                              SmithKline Beecham
                                                                              1 Franklin Plaza
                                                                              P.O. Box 7929
                                                                              Philadelphia, Pennsylvania 19101

Drew Lewis                             Director                               737 Camp Wawa Road
                                                                              Schwenksville, Pennsylvania 19473

Jonathan S. Linen                      Vice Chairman

Allan Z. Loren                         Executive Vice President and
                                       Chief Information Officer

Aldo Papone                            Director and Senior Advisor


                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Louise M. Parent                       Executive Vice President and
                                       General Counsel

Frank P. Popoff                        Director                               Chairman of the Board
                                                                              The Dow Chemical
                                                                              Company
                                                                              2030 Dow Center
                                                                              Midland, Michigan 48674

Phillip J. Riese                       Chairman of the Board, American        American Express Centurian
                                       Express Centurian Bank                 Bank
                                                                              American Express Tower
                                                                              World Financial Center
                                                                              New York, New York 10288

Thomas O. Ryder                        President, TRS International

Thomas Schick                          Executive Vice President

John A. Ward, III                      Chairman and Chief                     American Express Bank Ltd.
                                       Executive Officer, American            American Express Tower
                                       Express Bank Ltd.                      World Financial Center
                                                                              New York, New York 10288

             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

                         LIST OF DIRECTORS AND OFFICERS

                    The following individuals are executive officers or directors of TRS. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of TRS is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

                                                                                Principal Occupation
                                                                              and Address and Business
       Name                                    Title                               of Employer
       ----                                    -----                          ------------------------
Steven W. Alesio                        President
                                        Consumer Travel, Small
                                        Business Services and
                                        Government Card

Anne M. Busquet                         President
                                        American Express
                                        Relationship Services

Kenneth I. Chenault                     President, Chief Executive
                                        Officer and Director

George L. Farr                          Vice Chairman

Edward P. Gilligan                      President
                                        Corporate Services

Harvey Golub                            Chairman and  Director

David C. House                          President
                                        Establishment Services
                                        Worldwide, TRS

John McDonnell                          Executive Vice President and
                                        Chief Financial Officer

Louise M. Parent                        General Counsel and Director

Phillip J. Riese                        President
                                        Consumer Card Services
                                        Group

Thomas O. Ryder                         President
                                        TRS International, Inc.

                                  EXHIBIT INDEX



      EXHIBIT     DESCRIPTION
      -------     -----------
         1        Letter Agreement between TRS and Administaff, dated as
                  of March 9, 1998.

         2        Marketing Agreement among the Issuer, TRS, Administaff
                  Companies, Inc. and Administaff of Texas, Inc. dated as of March 10, 1998.

         3 Registration Rights Agreement between the Issuer and TRS, dated as of March 10, 1998.

         4 Warrant Agreement between the Issuer and TRS, dated as of March 10, 1998.